UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549
FORM 6-K
REPORT OF FOREIGN PRIVATE ISSUER
PURSUANT TO RULE 13a-16 OR 15d-16
UNDER THE SECURITIES EXCHANGE ACT OF 1934
For the month of May 2010.
Commission File No. 333-08880
MEXICAN SATELLITES, a Mexican Company of Variable Capital
(Translation of registrant’s name into English)
SATÉLITES MEXICANOS, S.A. DE C.V.
Paseo de la Reforma No. 222, Piso 20 y 21
Col. Juárez
06600, México, D.F.
Mexico
(Address of principal executive offices)
Indicate by check mark whether the registrant files or will file annual reports under cover Form 20-F or Form 40-F
Form 20-F ☑                    Form 40-F ☐
Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1): ☐
Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7): ☐
Indicate by check mark whether the registrant by furnishing the information contained in this Form is also hereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.
Yes ☐                    No ☑
If “Yes” is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b): _____

On May 7, 2010, Satélites Mexicanos, S.A. de C.V., a Sociedad Anónima de Capital Variable (“Satmex”), entered into a definitive construction agreement (the “Agreement”) with Space Systems/Loral, Inc. (“SS/L”) for the design and construction of a new, 64 transponder, C- and Ku- band satellite, Satmex 8, to replace Satmex’s existing Satmex 5 satellite.
The Agreement provides that SS/L will have the satellite ready for shipment to the launch site prior to July 1, 2012. The Agreement contemplates a fixed price for the construction of Satmex 8 and specified support services, plus additional costs depending on the launch vehicle selected and Satmex 8’s achievement of orbital performance. Payments are due from Satmex upon SS/L achieving specified milestones. Satmex contemplates that it will be required to make expenditures of approximately U.S.$65 million over the next five months under the Agreement. Satmex estimates that the total Satmex 8 program, including construction, launching and insurance, will cost approximately U.S.$350 million.
Satmex may terminate the Agreement in its sole discretion upon 30 days notice. Upon termination Satmex is required to pay for all deliverable items completed prior to termination, plus SS/L’s out-of-pocket expenses on items that have not been completed and out-of-pocket costs incurred by SS/L in the termination process, plus a 10% mark-up on such items. Satmex would also be responsible for SS/L’s out-of-pocket expenses in settling claims with sub-contractors relating to the early termination.
The payments to be made under the Agreement may be deemed to exceed the level of capital expenditures that Satmex may make or commit to make under the indentures governing its First Priority Senior Secured Notes due 2011 (the “First Priority Notes”) and Second Priority Senior Secured Notes due 2013 (the “Second Priority Notes”). Satmex, therefore, obtained waivers of certain indenture covenants from the holders of a majority of each of the First Priority Notes and the Second Priority Notes (the “Waiver”) to allow Satmex to enter into the Agreement and a satellite launch agreement for Satmex 8, and to make up to U.S.$100,000,000 of cash payments in connection therewith. In connection with the Waiver, Satmex has agreed to an increase in the interest rate payable on the First Priority Notes from LIBOR plus 8.75% to LIBOR plus 9.25%, with further potential increases upon specified events.
The design life of Satmex 8 is 15 years. The satellite is based on the SS/L 1300 platform, and will be designed to provide power levels that are approximately equal to those of Satmex’s existing satellites, Satmex 5 and Satmex 6. The footprint of Satmex 8 will extend from the 48 continental states of the United States to Argentina, and will include the Caribbean, all of Latin America and the major cities of Brazil.
A copy of the press release with respect to this matter is attached hereto as Exhibit 99.1.

Exhibit 99.1	Press Release of Satélites Mexicanos, S.A. de C.V., dated May 7, 2010

SIGNATURES
Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.
Date: May 7, 2010

Satélites Mexicanos, S.A. de C.V. (Registrant)
By:	/s/ Pablo Manzur y Bernabéu
	Name:	Pablo Manzur y Bernabéu
	Title:	General Counsel

EXHIBIT INDEX

Exhibit Number	Document
99.1	Press Release of Satélites Mexicanos, S.A. de C.V., dated May 7, 2010